Oxus Acquisition Corp.

300/26 Dostyk Avenue

Almaty, Kazakhstan 050020

January 12, 2024

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

Attention: Patrick Fullem

Re:	Oxus Acquisition Corp.

Registration Statement on Form S-4, as amended

File No. 333- 273967

Mr. Fullem:

Oxus Acquisition Corp. (the “Company”) hereby requests acceleration of the effective date of the above-referenced Registration Statement so that it may become effective at 4:00 p.m. Eastern Time on January 16, 2024, or as soon as practicable thereafter, unless the Company notifies you otherwise prior to such time.

Once the Registration Statement has been declared effective, please contact our counsel, Yuta N. Delarck of Greenberg Traurig, LLP, at (212) 801-6928 to orally confirm that event or if you have any questions or require additional information regarding this matter.

Very truly yours, Oxus Acquisition Corp.

By:	/s/ Kanat Mynzhanov
Name:	Kanat Mynzhanov
Title:	Chief Executive Officer

cc:	Yuta N. Delarck, Esq. Alan I. Annex, Esq.

Greenberg Traurig, LLP